UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

SALARY.COM, INC.

(Name of Subject Company)

SALARY.COM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

794006106

(CUSIP Number of Class of Securities)

Paul R. Daoust

President and Chief Executive Officer

Salary.com, Inc.

160 Gould Street

Needham, Massachusetts 02494

(781) 851-8000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

James A. Matarese, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on September 2, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Salary.com, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Spirit Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation (“Parent”), to purchase all of the outstanding common stock, par value $0.0001 per share, of the Company (collectively, the “Shares”) at a purchase price of $4.07 per Share, net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated September 2, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings given in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraph on page 39 of the Schedule 14D-9 after the first paragraph under the heading “Annual Report:”

“Litigation

On September 14, 2010, a purported stockholder class action complaint was filed in the Delaware Court of Chancery, captioned Morris Piller vs. William C. Martin, et al. (the “Piller Action”), naming as defendants the Company and the members of the Company Board. The Piller Action alleges, among other things, that the directors and the Company breached fiduciary duties by approving the proposed transaction between the Company and Parent, which the Piller Action alleges contains unfair and inadequate consideration as compared with the Company’s “intrinsic” value, and that the Company’s directors did not take all steps necessary to maximize stockholder value. The complaint seeks, among other things, (i) injunctive relief against proceeding with, consummating or closing the proposed transaction between the Company and Parent, (ii) rescission of the proposed transaction between the Company and Parent in the event it is consummated and the award of rescissory damages to plaintiff and the purported class, (iii) accounting by the defendants to plaintiff and the purported class for their damages allegedly sustained because of the claimed wrongs alleged in the complaint and (iv) the awarding of the costs of the Piller Action to the plaintiff, including reasonable allowance for attorneys’ and experts’ fees. The Company believes the Piller Action lacks merit and plans to vigorously defend against it.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Salary.com, Inc.

By:	/s/ Bryce Chicoyne
Name: Title:	Bryce Chicoyne Senior Vice President and Chief Financial Officer

Dated: September 16, 2010